WILLIAMS CREEK EXPLORATIONS LIMITED
#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7

82-3146

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended October 31, 2005.

06010237

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 1 1 2006
WASH., D.C. 203

PROCESSED
JAN 13 2006
THOMSON
FINANCIAL

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Consolidated Balance Sheets

	October 31, 2005 (unaudited)	January 31, 2005 (audited)
Assets		
Current		
Cash and cash equivalents	$ 499,940	$ 272,932
Receivables	27,156	1,329
Prepaid expenses	1,991	4,156
	529,087	278,417
Deposit	3,500	3,500
Mineral properties and deferred exploration costs (Note 2)	998,368	575,580
Furniture and equipment	1,366	1,728
	$ 1,532,321	$ 859,225
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 39,431	$ 11,654
Shareholders' equity		
Share capital (Note 3)	5,304,861	4,617,419
Contributed surplus (Note 3)	207,600	7,600
Deficit	(4,019,571)	(3,777,448)
	1,492,890	847,571
	$ 1,532,321	$ 859,225

Approved by the Board:

"James E. McInnes"

Director

"Morgan Poliquin"

Director

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Deficit
(unaudited)

	Three months ended October 31, 2005	Three months ended October 31, 2004	Nine months ended October 31, 2005	Nine months ended October 31, 2004
Expenses				
Administrative				
Accounting and audit fees	$ **1,950**	$ 650	$ **6,078**	$ 7,003
Advertising and promotion	**500**	-	**500**	-
Amortization	**121**	169	**362**	508
Consulting	**500**	2,000	**4,500**	4,500
Filing and transfer agent fees	**1,973**	1,826	**14,752**	13,594
Legal fees	**2,945**	6,156	**10,696**	16,272
Office	**896**	48	**3,298**	2,223
Printing				
Rent	**300**	300	**900**	900
	(9,185)	(11,149)	**(41,086)**	(45,000)
Exploration				
General	-	-	-	933
Write down of deferred exploration costs	-	57,406	-	57,406
	(9,185)	(68,555)	**(41,086)**	(103,339)
Other items				
Stock option compensation	**(200,000)**	-	**(200,000)**	-
Foreign exchange loss	**(3,102)**	(10,780)	**(4,987)**	(11,038)
Interest income	**1,655**	187	**3,950**	1,321
	(201,447)	(10,593)	**(201,037)**	(9,717)
Net loss for the period	**(210,632)**	(79,148)	**(242,123)**	(113,056)
Deficit, beginning of period	**(3,808,939)**	(3,691,608)	**(3,777,448)**	(3,657,700)
Deficit, end of period	$ **(4,019,571)**	$ (3,770,756)	$ **(4,019,571)**	$ (3,770,756)
Loss per share – basic and diluted	$ **(0.02)**	$ (0.01)	$ **(0.02)**	$ (0.01)
Weighted average shares outstanding	**12,714,364**	12,500,723	**12,572,719**	12,252,133

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months ended October 31, 2005	Three months ended October 31, 2004	Nine months ended October 31, 2005	Nine months ended October 31, 2004
Cash provided by (used in)				
Operating activities				
Net loss for the period	$ **(210,632)**	$ (79,148)	$ **(242,123)**	$ (113,056)
Items not involving cash				
Amortization	**121**	169	**362**	508
Foreign exchange loss	**3,102**	10,780	**4,987**	11,038
Write down of mineral properties	**-**	57,406	**-**	57,406
Stock-based compensation	**200,000**	-	**200,000**	-
	(7,409)	(10,793)	**(36,774)**	(44,104)
Changes in non-cash working capital balances				
Receivables	**(24,456)**	1,775	**(25,827)**	644
Prepaid expenses	**1,031**	6,387	**2,165**	3,474
Accounts payable and accrued liabilities	**32,089**	(16,944)	**27,777**	(13,094)
	1,255	(19,575)	**(32,659)**	(53,080)
Investing activity				
Mineral properties and deferred exploration costs	**(405,105)**	(7,520)	**(415,288)**	(48,306)
Financing activity				
Proceeds on issuance of common shares, net of issue costs	**679,942**	-	**679,942**	228,250
Increase (decrease) in cash and cash equivalents	**276,092**	(27,095)	**231,995**	126,864
Effect of foreign exchange on cash *and cash equivalents*	**(3,102)**	(10,780)	**(4,987)**	(11,038)
Cash and cash equivalents, beginning of Period	**226,950**	311,736	**272,932**	158,035
Cash and cash equivalents, end of period	$ **499,940**	$ 273,861	$ **499,940**	$ 273,861

Supplemental Disclosure of Cash Flow Information

Non-cash investing and financing activity				
Issue of common shares for mineral property payment			$ **7,500**	$ 7,500

No cash was paid in the period for interest or income taxes

1. Significant Accounting Policies

Basis of Presentation

All figures as at and for the periods ended October 31, 2005 and 2004 are unaudited.

The interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended January 31, 2005 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops BC	Northwest Territories	Total October 31, 2005	Total January 31, 2005
Mineral properties, at cost				
Balance, beginning of period	$ 23,311	$ 36,075	$ 59,386	$ 58,666
Additions	26,636	-	26,636	45,666
Write-down of mineral properties	-	-	-	(44,946)
Balance, end of period	49,947	36,075	86,022	59,386
Deferred Exploration Costs				
Balance, beginning of period	267,129	249,065	516,194	510,625
Costs incurred during the period				
Assay	51,148	-	51,148	77
Consulting	9,500		9,500	-
Drilling	267,792	-	267,792	303
Geochemistry	2,083		2,083	-
Geology	3,325		3,325	-
Geophysical costs	24,460	11,456	35,916	4,556
Geosciences	-	-	-	5,613
Maintenance fees	-	-	-	4,400
Lease payments	-	6,662	6,662	(4,100)
Legal	-	-	-	1,036
Supplies	1,934	(58)	1,876	974
Tax assessments	804	-	804	817
Travel	17,046	-	17,046	4,851
Write-down of deferred exploration costs	-	-	-	(12,958)
	378,092	18,060	396,152	5,569
Balance, end of period	645,221	267,125	912,346	516,194
Total	$ 695,168	$ 303,200	$ 998,368	$ 575,580

Cariboo and Kamloops, British Columbia claims

During the nine months ended October 31, 2005, the Company issued 50,000 shares at a deemed value of $0.15 per share pursuant to an agreement with a relative of Frances P. Newcome, Deceased, to perfect title to the three crown-granted mineral claims in the Kamloops Mining Division of British Columbia previously held in trust by the Estate of Francis P. Newcome.

3. Share Capital

	Shares		Amount
Authorized			
Unlimited number of common shares without par value			
Issued			
Balance, January 31, 2005	12,500,723	$	4,617,419
Issued during the period			
For cash through private placements, net of issue costs	2,354,167		679,942
For mineral property payment (Note 2)	50,000		7,500
Balance, October 31, 2005	14,904,890	$	5,304,861

a) During the nine months ended October 31, 2005, 50,000 shares were issued at deemed value of $0.15 per share pursuant to an agreement with a relative of Frances P. Newcome, Deceased, to perfect title to the three crown-granted mineral claims in the Kamloops Mining Division of British Columbia previously held in trust by the Estate of Francis P. Newcome.

b) During the nine months ended October 31, 2005, the Company completed two private placements.

(i) 1,846,667 units were issued at $0.30 per unit, with each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.35 until expiry in October 2006. A finder's fee of 37,500 units was paid on 500,000 of these units.

(ii) 470,000 units were issued at $0.30 per unit, with each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.38 until expiry in October 2006.

Costs relating to these two private placements totaled $15,058.

c) Stock Options

The Company has adopted a "rolling" stock option plan, pursuant to the policies of the TSX Venture Exchange.

At October 31, 2005 the Company had the following stock options outstanding:

Number	Exercise Price	Expiry
1,250,000	$0.30	August 26, 2007

All stock options outstanding at October 31, 2005 were fully vested and exercisable.

3. Share Capital - Continued

During the nine months ended October 31, 2005, the Company granted 1,250,000 stock options with an exercise price of $0.30 to directors and officers. The fair value of these options was $0.16 per share based on the Black-Scholes option pricing model using the weighted average assumptions noted below:

Risk-free interest rate	3.09%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common share	101%
Weighted average expected life of the options (months)	24

For the nine months ended October 31, 2005, the compensation cost for stock options granted totaled $200,000.

d) Warrants

At October 31, 2005 the Company had the following share purchase warrants outstanding that were exercisable on a 1:1 basis.

Number	Exercise Price	Expiry
1,884,167	$0.35	October 2006
470,000	$0.38	October 2006
2,354,167		

All share purchase warrants outstanding at October 31, 2005 were fully vested and exercisable.

4. Related Party Transactions

a) During the nine months ended October 31, 2005, the Company paid $900 for rent to a Company with common directors.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Williams Creek Explorations Limited (the "Company" or "Williams Creek") and should be read in conjunction with the audited financial statements for the year ended January 31, 2005 and related notes contained therein. The date of this management's discussion and analysis is December 22, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Williams Creek

Williams Creek is an exploration stage company engaged in the acquisition, exploration and development of mineral properties with a primary focus in British Columbia. The Company owns twenty-eight crown granted mineral claims in the Caribou Mining Division and three crown granted mineral claims in the Kamloops Mining Division. The Company also has a net 37.5% interest in the ATW diamond property in the MacKenzie Mining District of the Northwest Territories.

Risks

Williams Creek is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Also, the price of gold is affected by numerous factors beyond the control of the Company and has been volatile over short periods of time. Further, as the Company has no revenues from operations, the only sources of funds currently available to the Company are the sale of equity capital or the offering of an interest in its projects to another party.

Exploration projects

Kamloops gold project, British Columbia

The Company has completed an agreement with a relative of Francis P. Newcome, Deceased, and has perfected title to the three Crown-granted mineral claims. Two diamond drill holes have been completed on the Company's 100% owned crown grants, located in the Afton mine area, British Columbia. The drill program was designed to target deep high grade mineralization similar to that identified by New Gold Corp. ("New Gold"), which has identified a Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold underneath the Afton pit. The Company's crown grants are located within the area controlled by New Gold, immediately south of the Afton pit and north of the smaller Pothook pit.

A geophysical work program consisting of natural and controlled source audio frequency magnetotellurics ("NSAMT" and "CSAMT") surveys has been completed. This type of survey is a high resolution electromagnetic sounding technique that in the case of NSAMT utilizes magnetotelluric signals that are produced naturally by electrical currents that exist within the earth. CSAMT uses an artificial signal source that enables measurement when natural sources are weak. Both techniques enable the resolution of geologic features to greater depths than other geophysical techniques, often over two kilometers depth, and have been used effectively worldwide in mineral exploration since the 1970's.

The work program identified a strong conductivity anomaly underneath the company's property. This anomaly, which has been traced to 700 meters beneath the surface, is interpreted to represent concentrations of sulphide minerals in the subsurface. At the adjacent New Gold property the orebody consists of sulphide-rich copper gold mineralisation.

The Company's has completed a five hole diamond drill program designed to test the upper portion of a large conductivity anomaly identified by the geophysical survey. Results have been received for only two holes, DH-2005-1 and DH-2005-2. Hole DH-2005-1 was drilled at an angle of -50 degrees and tested the anomaly at roughly 175 to 225 meters depth. An interval of 6.75 meters from 172.8 to 179.55 averaged 0.27% copper and 0.18 grams/tonne (g/t) gold. A second interval of 11.8 meters from 183.75 to 195.55 meters averaged 0.13 % copper and 0.27 g/t gold. These two intervals were separated by 4.2 meters that were not sampled. Within these mineralized intervals individual assays as high as 0.60 % copper and 1.5 g/t gold were returned. Hole DH-2005-2 was drilled at an angle of -55 degrees and tested the geophysical anomaly at roughly 225 to 300 meters depth. This hole intersected a 5.3 meter interval from 215.68 to

220.98 that averaged 0.14% copper and 0.15 g/t gold. This interval included a 0.4 meter zone which returned 0.9% copper and 1.1 g/t gold. The company is waiting to receive and compile results for the additional three holes drilled. All core was sent to ALS Chemex Laboratories of North Vancouver and Ecotech Labs of Kamloops for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implemented. The laboratories have instructed to not release results to the company until the present private placement has been closed. Results will be released from the company as soon as they have been received and compiled.

Westport gold project, British Columbia

The Company has completed a diamond drilling program to follow up results of the 2003 program. The program consisted of six diamond drill holes totalling 1460 meters. The company is extremely encouraged by the compiled results which included 38.58 meters of 2.6 grams per tonne (g/t) gold in hole DDH-05-01. This intersection included a quartz vein which returned 86.8 g/t gold (2.53 ounces per ton) over 0.64 meters. All but one of the holes (DDH-05-5) intersected significant values over broad widths. The values are tabularized below with the distances in feet and meters and the gold values in grams per tonne and ounces per ton.

Hole	From (m)	From (ft)	To (m)	To (ft)	Interval (m)	Interval (ft)	Gold (g/t)	Gold (oz/t)	Description
DDH-05-01	22.86	75.00	23.01	75.50	0.15	0.49	5.37	0.16	pyritized argillite
DDH-05-01	82.08	269.30	120.66	395.89	38.58	126.58	2.60	0.08	fine grained massive pyrite
including	82.08	269.30	108.25	355.17	26.17	85.86	3.58	0.10	pyritized argillite and quartz vein
including	98.20	322.19	98.84	324.29	0.64	2.10	86.80	2.53	quartz vein
DDH-05-2	18.13	59.48	27.50	90.23	7.98	26.18	4.39	0.13	pyritized argillite and quartz vein
DDH-05-3	222.94	731.47	238.05	781.04	15.11	49.58	1.26	0.04	quartz vein
DDH-05-4	12.62	41.41	25.71	84.35	13.09	42.95	1.25	0.04	argillite with abundant coarse pyrite
including	20.78	68.18	21.92	71.92	1.14	3.74	11.40	0.33	argillite with abundant coarse pyrite

Table 1: Significant Intersections of 2005 Drill Program

The Westport project consists of 28 crown granted claims wholly owned by the company since their purchase in 1946. The claims straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. The property directly adjoins that of International Wayside Gold Mines Ltd. (Wayside) who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognized to host gold mineralization in the area.

The 2005 drilling was designed to follow-up the company's 2003 drill program which tested for Bonanza Ledge style mineralization and geophysical anomalies that were generated by an induced polarization (IP) geophysics program, also carried out by the company in 2003. All five drill holes drilled in 2003 encountered significant amounts of pyrite, confirming the source of the geophysical anomalies and

included a 1.2 meter interval that returned 4.56 ounces per ton gold (156.4 grams per tonne). The drilling to date has allowed for a better understanding of the stratigraphy and the distribution of alteration and mineralization within the geologic units. The 2005 drilling intersected significant gold mineralization, as evidenced by the 38.58 meters in hole DDH-05-01 that averaged 2.60 g/t gold. These intersections are not considered to represent Bonanza Ledge-style gold mineralization, which has not been identified in the drilling to date, although alteration thought to be representative of this style of mineralization, was noted in the core from the 2005 drilling. The data will be further examined by the management and the geologic team to better understand the setting of the mineralization intersected in order to design a program to follow up the exciting gold intersections encountered in the 2005 drilling, and further test for Bonanza Ledge-style mineralization.

A quality control program was put in place which included the insertion of blanks, standards and field duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the current and the 2003 drill program on the project.

ATW diamond project, Northwest Territories

Work conducted over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest was completed in 2005 in order to better define sites for a proposed diamond drill program planned to commence in the February to April 2006 field season.

Selected quarterly information - Unaudited

	Three Months Ended							
	Oct-05	Jul-05	Apr-05	Jan-05	Oct-04	Jul-04	Apr-04	Jan-04
Interest income	$ 1,655	$ 1,190	$ 1,105	$ 2,146	$ 187	$ 648	$ 486	$ 485
Net loss (income)	210,632	23,704	7,787	6,692	79,148	24,497	9,411	(126)
Net loss per share	0.02	0.00	0.00	0.00	0.01	0.00	0.00	0.00
Stock option compensation	200,000	0	0	0	0	0	0	0
Working capital	489,656	225,330	258,907	266,763	293,773	322,293	331,498	163,872
Total assets	1,532,321	823,422	855,233	859,225	863,140	959,805	949,404	766,139

Results of operations

The Company's operations during the three months ended October 31, 2005 produced a net loss of $210,632 compared to a net loss of $79,147 for the three months ended October 31, 2004. The significant increase in net loss is primarily due to the non-cash stock option compensation realized on the granting of stock options in the current period. No deferred exploration costs were written down in the current quarter. Administrative expenses decreased due to lower consulting and legal fees offset by an increase in accounting and audit fees. No general exploration was undertaken in either quarter. Loss on foreign exchange decreased and interest income increased during the current period compared to the three months ended October 31, 2004.

The Company's operations during the nine months ended October 31, 2005 produced a net loss of $242,123 compared to a net loss of $113,056 for the nine months ended October 31, 2004. The increase in net loss is primarily due to the non-cash stock option compensation and write-down of deferred exploration costs discussed above. Administrative expenses remained consistent. Little or no general exploration was undertaken in either period. Loss on foreign exchange decreased during the nine months ended October 31, 2005. Interest income increased due to an increase in cash available for investment.

Liquidity and capital resources

At October 31, 2005, the Company had working capital of $489,656 as compared to $266,763 at January 31, 2005, the Company's most recent financial year-end. The Company had cash and cash equivalents of $499,940 at October 31, 2005 as compared to $272,932 at January 31, 2005.

The Company expects this level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next year.

Cash provided by operating activities during the three months ended October 31, 2005 was $1,255 compared to cash used of $19,575 during the three months ended October 31, 2004 after adjusting for the non-cash activities. Cash used for investing activities during the three months ended October 31, 2005 increased significantly with drill programs undertaken on both the Kamloops and Barkerville projects and the completion of a bathymetric survey in the Northwest Territories. Cash of $679,942, net of share issue costs, was provided on the completion of two private placements during the period ended October 31, 2005.

Cash used for operating activities during the nine months ended October 31, 2005 was $32,659 as compared to $53,080 during the nine months ended October 31, 2004 after adjusting for the non-cash activities. Cash used for investing activities during the current nine month period increased significantly as discussed above. Cash of $679,942, net of share issue costs, was provided on the completion of two private placements.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standard during 2003. The Company adopted the standard and the audited financial statements for the year ended January 31, 2004 reflect this. Please see the Summary of Significant Accounting Policies and note 6(c) to the audited financial statements for further details.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. Please see the Summary of Significant Accounting Policies contained within the audited financial statements for the year ended January 31, 2005 for further details.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Outstanding share data

At the Annual & Special General Meeting of the Company held June 27, 2005, shareholders passed resolutions changing the number of common shares which the Company is authorized to issue from 100,000,000 to an unlimited number without par value.

As at December 22, 2005, there were 14,904,890 outstanding common shares. The Company issued 50,000 shares during the nine months ended October 31, 2005 pursuant to an agreement with a relative of Francis P. Newcome, Deceased.

The Company completed two private placements during the period ended October 31, 2005. 1,846,667 units were issued at a price of $0.30 per unit for gross proceeds of $554,000. Each unit consists of one common share and one share purchase warrant with a one year term, exercisable at a price of $0.35. A finder's fee of 37,500 units was paid. A further 470,000 units were issued at a price of $0.30 per unit for gross proceeds of $141,000. Each unit consists of one common share and one share purchase warrant with a one year term, exercisable at a price of $0.38. Proceeds of the placements will be spent on exploration work on the Company's properties at Kamloops and Westport in B.C. and for general corporate purposes.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in note 6(c) to the audited financial statements for the year ended January 31, 2005. On August 26, 2005, the Company granted options to directors and officers to acquire up to 1,250,000 common shares of the Company, exercisable for a term of two years, at a price of $0.30 per share.

Related party transactions

During the nine months ended October 31, 2005, $900 was paid to a Company with common directors for rent.